UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Contango ORE, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

21077F100

(CUSIP Number)

Conway J. Schatz

1550 Market Street, Suite 450

Denver, CO 80202

(720) 571-1010

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 23, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 21077F100	13D	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS Hexagon, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Colorado
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 567,670
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 567,670
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 567,670
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 10.1%(1)
14	TYPE OF REPORTING PERSON (see instructions) OO

(1)	Based on 5,602,023 shares of Common Stock of the Issuer outstanding as of November 8, 2017, as disclosed in the Issuer’s most recent Quarterly Report on Form 10-Q filed on November 8, 2017.

CUSIP No. 21077F100	13D	Page 3 of 7 Pages

1	NAMES OF REPORTING PERSONS Labyrinth Enterprises, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Colorado
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 94,614
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 94,614
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 94,614
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 1.7%(1)
14	TYPE OF REPORTING PERSON (see instructions) OO

(1)	Based on 5,602,023 shares of Common Stock of the Issuer outstanding as of November 8, 2017, as disclosed in the Issuer’s most recent Quarterly Report on Form 10-Q filed on November 8, 2017.

CUSIP No. 21077F100	13D	Page 4 of 7 Pages

1	NAMES OF REPORTING PERSONS Scott J. Reiman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 662,284
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 662,284
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 662,284
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 11.8%(1)
14	TYPE OF REPORTING PERSON (see instructions) IN

(1)	Based on 5,602,023 shares of Common Stock of the Issuer outstanding as of November 8, 2017, as disclosed in the Issuer’s most recent Quarterly Report on Form 10-Q filed on November 8, 2017.

CUSIP No. 21077F100	13D	Page 5 of 7 Pages

Item 1.	Security and Issuer

This Amendment No. 1 (this “Amendment”) amends the statement on Schedule 13D (the “Schedule 13D”) with respect to the common stock, $0.01 per share par value (the “Common Stock”), of Contango ORE, Inc., a Delaware corporation (the “Issuer”), with its principal executive offices at 3700 Buffalo Speedway, Suite 925, Houston, Texas 77098. Capitalized terms used herein without definition have the meanings assigned to them in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby supplemented as follows:

October 2017 Transactions

On October 23, 2017, the Issuer completed the private placement of an aggregate of 553,672 shares of Common Stock, at a purchase price of $19.00 per share, to certain purchasers, including Hexagon and Labyrinth, pursuant to a Stock Purchase Agreement dated as of October 23, 2017. Hexagon paid an aggregate of $1.3 million for 67,670 shares of Common Stock and Labyrinth paid an aggregate of $0.2 million for 11,280 shares of Common Stock. Following the private placement, Hexagon beneficially owns approximately 10.1% of the Issuer’s outstanding Common Stock, and Labyrinth beneficially owns approximately 1.7% of the Issuer’s outstanding Common Stock.

Pursuant to a Registration Rights Agreement dated as of October 23, 2017, by and among the Issuer and the purchasers in the private placement, including Hexagon and Labyrinth, the Issuer agreed to file up to two demand registration statements with the Securities and Exchange Commission at any time after one year after the closing of the private placement but before three years after the private placement in order to register the resale of the shares of Common Stock. In addition, the Registration Rights Agreement granted certain piggyback registration rights to the purchasers.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby supplemented as follows:

(a) – (b) The following disclosure assumes there are 5,602,023 shares of Common Stock of the Issuer outstanding as of November 8, 2017, which number is based on information set forth in the Quarterly Report on Form 10-Q filed by the Issuer with the Commission on November 8, 2017.

The aggregate number and percentage of the class of securities identified pursuant to Item 1 of this Amendment that are beneficially owned by the Reporting Persons listed in Item 2, or that the Reporting Persons listed in Item 2 may be deemed to beneficially own pursuant to Rule 13d-3 of the Act as of the date hereof, are as follows:

•	Hexagon beneficially owns 567,670 shares of Common Stock, or approximately 10.1% of the Issuer’s outstanding Common Stock as of November 8, 2017.

•	Labyrinth beneficially owns 94,614 shares, or approximately 1.7% of the Issuer’s outstanding Common Stock as of November 8, 2017.

•	Mr. Reiman beneficially owns 662,284 shares of the Issuer’s Common Stock by virtue of his ownership and control of Hexagon and Labyrinth, representing in the aggregate approximately 11.8% of the Issuer’s outstanding Common Stock as of November 8, 2017.

The aggregate number and percentage of the shares of Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Amendment.

CUSIP No. 21077F100	13D	Page 6 of 7 Pages

Neither the filing of this Amendment nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons (other than the entities identified above as holding the shares of Common Stock reported on this Amendment) is the beneficial owner of the Common Stock referred to herein for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c) Other than as described in this Amendment, one of the Reporting Persons has effected any transaction in the Common Stock of the Issuer during the past 60 days.

(d) Except as specifically set forth in this Item 5, to the knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of Common Stock of, the Issuer that are beneficially owned directly, or deemed beneficially owned indirectly, by the Reporting Persons.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby supplemented as follows:

In connection with the October 2017 transactions described in Item 3 of this Amendment, each of Hexagon and Labyrinth entered into a Stock Purchase Agreement dated as of October 23, 2017, by and among the Issuer and the several purchasers named therein, and a Registration Rights Agreement dated as of October 23, 2017, by and among the Issuer and the several purchasers named therein.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby supplemented as follows:

Exhibit 5.	Stock Purchase Agreement dated as of October 23, 2017, by and among the Issuer and the several Purchasers named therein (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on October 26, 2017).

Exhibit 6.	Registration Rights Agreement dated as of October 23, 2017, by and among the Issuer and the several Purchasers named therein (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed on October 26, 2017).

CUSIP No. 21077F100	13D	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 15, 2017

HEXAGON, LLC

By:	/s/ Conway J. Schatz
Name: Conway J. Schatz
Title: Chief Investment Officer – EVP

LABYRINTH ENTERPRISES, LLC

By:	/s/ Conway J. Schatz
Name: Conway J. Schatz
Title: Chief Investment Officer – EVP

SCOTT J. REIMAN

/s/ Scott J. Reiman
Name:Scott J. Reiman